SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
__________________

SCHEDULE 13D
(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

GREEKTOWN SUPERHOLDINGS, INC.
(Name of Issuer)

SERIES A-2 COMMON STOCK, $0.01 PAR VALUE
(Title and Class of Securities)

[_____________]+
(CUSIP number)

Brigade Capital Management, LLC
Attention: Donald E. Morgan, III
399 Park Avenue
Suite 1600
New York, NY 10022
(212) 745-9700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

+ To the knowledge of the reporting persons, no CUSIP number currently exists for the Series A-2 Common Stock.

CUSIP No. [____________]	13D/A	Page 2 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 479,147*
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 479,147*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 479,147*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
* As is separately reported on Amendment No. 3 to a Schedule 13D filed by the Reporting Person on January 30, 2013, as may be amended from time to time, the Reporting Person beneficially owns 335,606 shares of the Issuer's Series A-2 Preferred Stock, which are convertible into shares of the Issuer's Series A-2 Common Stock, par value $0.01 per share, (the "Common Stock") at the current conversion ratio of 1.13-to-1 (subject to the limitations on conversion set forth in Issuer's Charter relating to compliance with the requirements of the Michigan Gaming Control Board (the "MGCB"), as described in Item 3 below).  Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and as described in Items 1 and 5 below, the number of shares of Common Stock beneficially owned by the Reporting Person reported herein, and the applicable percentage, represents shares of Common Stock into which the Reporting Person's shares of Series A-2 Preferred Stock are convertible by Brigade LCSF assuming that only Brigade LCSF converted its shares of Series A-2 Preferred Stock (including upon exercise of its warrants to purchase shares of Series A-2 Preferred Stock (the "Warrants") and that no other holder of Series A-2 Preferred Stock converted any shares of Series A-2 Preferred Stock and no other holder of warrants exercisable for shares of Series A-2 Preferred Stock (the "Warrants") exercised any such Warrants and converted any of the shares of Series A-2 Preferred Stock issued upon the exercise of any such Warrants. Terms are defined in the Items below.

CUSIP No. [____________]	13D/A	Page 3 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRIGADE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 479,147*
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 479,147*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 479,147*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
* As is separately reported on Amendment No. 3 to Schedule 13D filed by the Reporting Person on January 30, 2013, as may be amended from time to time, the Reporting Person beneficially owns 335,606 shares of the Issuer's Series A-2 Preferred Stock, which are convertible into shares of Common Stock at the current conversion ratio of 1.13-to-1 (subject to the limitations on conversion set forth in Issuer's Charter relating to compliance with the requirements of the MGCB, as described in Item 3 below).  Pursuant to Rule 13d-3 of the Exchange Act and as described in Items 1 and 5 below, the number of shares of Common Stock beneficially owned by the Reporting Person reported herein, and the applicable percentage, represents shares of Common Stock into which the Reporting Person's shares of Series A-2 Preferred Stock are convertible by Brigade LCSF assuming that only Brigade LCSF converted its shares of Series A-2 Preferred Stock (including upon exercise of its Warrants) and that no other holder of Series A-2 Preferred Stock converted any shares of Series A-2 Preferred Stock and no other holder of Warrants exercised any such Warrants and converted any of the shares of Series A-2 Preferred Stock issued upon the exercise of any such Warrants.  Terms are defined in the Items below.

CUSIP No. [____________]	13D/A	Page 4 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DONALD E. MORGAN, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 479,147*
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 479,417*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 479,417*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
* As is separately reported on Amendment No.3 to a Schedule 13D filed by the Reporting Person on January 30, 2013, as may be amended from time to time, the Reporting Person beneficially owns 335,606 shares of the Issuer's Series A-2 Preferred Stock, which are convertible into shares of Common Stock at the current conversion ratio of 1.13-to-1 (subject to the limitations on conversion set forth in Issuer's Charter relating to compliance with the requirements of the MGCB, as described in Item 3 below).  Pursuant to Rule 13d-3 of the Exchange Act and as described in Items 1 and 5 below, the number of shares of the Common Stock beneficially owned by the Reporting Person reported herein, and the applicable percentage, represents shares of Common Stock into which the Reporting Person's shares of Series A-2 Preferred Stock are convertible by Brigade LCSF assuming that only Brigade LCSF converted its shares of Series A-2 Preferred Stock (including upon exercise of its Warrants) and that no other holder of Series A-2 Preferred Stock converted any shares of Series A-2 Preferred Stock and no other holder of Warrants exercised any such Warrants and converted any of the shares of Series A-2 Preferred Stock issued upon the exercise of any such Warrants.  Terms are defined in the Items below.

CUSIP No. [____________]	13D/A	Page 5 of 7 Pages

Item 1.             Security and Issuer.

This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on October 30, 2010 (the "Original 13D"), as amended by Amendment No. 1, dated February 17, 2012 and by Amendment No. 2, dated March 2, 2012 (the Original 13D, together with the amendments, the "Schedule 13D") with respect to the shares of Series A-2 Common Stock, par value $0.01 per share (the "Common Stock"), of Greektown Superholdings, Inc. a corporation organized under the laws of the state of Delaware (the "Issuer"). This Amendment No. 3 is being filed to furnish the additional information set forth herein. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.             Purpose of Transaction.

On January 29, 2013 the Reporting Persons delivered a letter to the board of directors of the Issuer. The letter is attached hereto as Exhibit 1 and is incorporated herein by reference.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to or result in the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 7.             Material to be Filed as Exhibits.

Exhibit 1	Letter dated January 29, 2013 from the Reporting Persons to the Board of Directors of the Issuer.

CUSIP No. [____________]	13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

January 30, 2013
Date

BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD.

/s/ Donald E. Morgan, III
Signature

Donald E. Morgan, III/Director
Name/Title

BRIGADE CAPITAL MANAGEMENT, LLC

/s/ Donald E. Morgan, III
Signature

Donald E. Morgan, III/Managing Member
Name/Title

DONALD E. MORGAN, III

/s/ Donald E. Morgan, III
Signature

CUSIP No. [____________]	13D/A	Page 7 of 7 Pages

Exhibit 1

Letter to the Company

[Brigade Letterhead]

January 29,  2013

Greektown Superholdings, Inc.
555 East Lafayette Street
Detroit, Michigan  48226

To the Board of Directors of Greektown Superholdings, Inc. ("Greektown"):

As you know, we are a large shareholder of Greektown, holding approximately 12% of Greektown's total capital stock, as well as warrants that permit us to acquire additional stock.

We are pleased to see that Greektown received a non-binding proposal from Athens Acquistion LLC, an entity owned by Daniel Gilbert (the "Gilbert Bid")  to acquire Greektown at $81 per share.  We commend Greektown for forming a special committee to analyze the Gilbert Bid and its announced intention to seek to maximize the return to all of Greektown's shareholders.

It is our strong belief that the Gilbert Bid is too low.  We believe that Greektown has great potential and that there are more than a few potential acquirers for Greektown that could achieve significant synergies from an acquisition.  If the Board is willing to conduct an open and fair auction process, we believe Greektown can be sold at a significant premium.

We strongly suggest that you use the momentum afforded by the Gilbert Bid to seek to sell Greektown either (a) in an auction process, in an expeditious manner to the highest credible bidder, or (b) by accepting a preemptive bid at a compelling valuation.

Greektown should view the Gilbert Bid as a stalking horse bid and Greektown should now engage a reputable investment bank to help it conduct a full review of all strategic alternatives available to it. We strongly believe that failure to do so could potentially lead to the sale of all of the shares of Greektown without an appropriate control premium being paid to minority shareholders.

You should have no doubt that we expect that each of you will act on behalf of Greektown's shareholders in full compliance with the high standards your fiduciary duties require.

Very truly yours, /s/ Donald E. Morgan, III